Dear Matthew 25 Fund Shareholders,

Our Matthew 25 Fund (MXXVX) returned 5.99% in the first six months of 2025. This was less than the 6.20% return on the S&P 500 Index (SPX). Since our MXXVX's inception on October 16, 1995, a **$10,000** investment in our Fund grew to **$240,238.57** by June 30, 2025. This was an **11.30% average annual compounded return** after all expenses and fees. During this same period, the S&P 500 Index grew to **$183,695.03.** This index amount and return would have been lower after deducting any expenses and fees occurring within the selected index fund.

The following table shows our portfolio holdings as of 6/30/25. It also shows our additions and deletions during the six months along with the price changes for each, but not dividend incomes:

Portfolio(for the 6 months of)2025	Ticker	Beginning Price	Ending Price	% Change
Mercadolibre Inc	MELI	$1,700.44	$2,613.63	**53.70%**
Goldman Sachs Group, Inc.	GS	$572.62	$707.75	**23.60%**
JP Morgan Chase & Co.	JPM	$239.71	$289.91	**20.94%**
Nvidia Corp.	NVDA	$134.29	$157.99	**17.65%**
Flutter Entertainment plc	FLUT	$258.45	$285.76	**10.57%**
Berkshire Hathaway, Inc. Class A	BRK/A	$680,920.00	$728,800.00	**7.03%**
MasterCard, Inc.	MA	$526.57	$561.94	**6.72%**
East West Bancorp, Inc.	EWBC	$95.76	$100.98	**5.45%**
Amazon.com, Inc.	AMZN	$219.39	$219.39	**0.00%**
Farmer Mac Class C	AGM	$196.95	$194.28	**-1.36%**
Farmer Mac Class A	AGM.A.	$148.00	$142.50	**-3.72%**
KKR & Co., Inc.	KKR	$147.91	$133.03	**-10.06%**
Interface, Inc.	TILE	$24.35	$20.93	**-14.05%**
Apple, Inc.	AAPL	$250.42	$205.17	**-18.07%**
FedEx Corp.	FDX	$281.33	$227.31	**-19.20%**
Tesla, Inc.	TSLA	$403.84	$317.66	**-21.34%**
Park Hotels & Resorts, Inc.	PK	$14.07	$10.23	**-27.29%**
Portfolio Additions				
Taiwan Semiconductor Manufacturing	TSM	$177.76	$226.49	**27.41%**
Huntington Ingalls Industries, Inc.	HII	$218.36	$241.46	**10.58%**
Eli Lilly & Co	LLY	$770.89	$779.53	**1.12%**
Portfolio Deletion				
Vornado Realty Trust	VNO	$42.04	$42.24	**0.48%**
MGM Resorts International	MGM	$34.65	$34.28	**-1.07%**

I was able to sell Vornado at close to its Adjusted Book Value, which is a measure of the original cost basis of its property values. MGM proceeds were allocated into Flutter, the parent of FanDuel, which was an upgrade into the leader in the sports betting market and a company with higher growth potential.

Our purchase of Taiwan Semiconductor (TSM) is another investment in the developing AI boom. It has been a great company for many years, but I was not comfortable owning its stock until it started building its chip manufacturing plants in the USA. TSM is the leader in sophisticated AI chips manufacturing. Huntington Ingalls is the largest U.S. Military ship builder of nuclear and non-nuclear vessels and submarines. It should benefit from the buildup of naval ships over the coming years. Eli Lilly is a major diversified pharmaceutical manufacturer and developer. It currently has high growth potential in the obesity drug markets. All three acquisitions are attractively priced and have either above average or high growth potential in their earnings over the next 5 years.

Recently, I read an interesting article about Netflix (NFLX) and its success in its business operations and its investment return. I missed this investment because I underestimated its Total Available Market or TAM. Home entertainment through television was a large market that had powerful participants both in content and carry. I was wrong in my assessment of NFLX, but my purpose in studying this missed opportunity was to learn what I could to help in making current and future stock investments. While doing this work, I thought it had interesting data worth sharing with you and then relating this information to our Matthew 25 Fund and my investment strategy.

 NFLX went public in early 2002. It had a good balance sheet with net cash after debt and became profitable in 2003. The article pointed out NFLX's stock success and its drastic volatility. This stock closed at a split adjusted price of $1.00 on 6/30/2002. I would not have bought it at this point because it was still losing money, and I will generally not invest in a company until it is profitable. I may miss some early-stage companies, but it also helps to miss some debacles such as the significant declines of companies that never generated profits in the Tech Bubble ending in 2000. However, in June of 2003 this stock was now $1.83. NFLX earned $6.5 million in that year. Five years later NFLX earnings grew to $83 million. That earnings growth is a great business success but let us look at the stock performance. By the end of January 2004 this stock closed at $5.24. This was a temporary peak and 9 months later it bottomed out at $1.35, which was a 74% price decline. In fact, it would take 5 years and 2 months to surpass the price of $5.24. So, was the $5.24 an overpricing? Not from a long-term investment perspective. On June 30, 2025, NFLX closed at $1,339.13. That was an average annual rate of return of 29.49% over 21years and 5 months. If someone invested $100,000 at that price it would be worth $25.55 million. However, if you invested $100,000 at the $1.35 price then your investment would have grown to $99.2 million in 20 years and 8 months for an average annual return of 39.55%.

What can we learn from this analysis? Even great long-term investments may have wild price swings. When you think you have an investment winner you may still need to do some trading. This requires judgement calls based on the stock's Momentum, Growth Potential and Price to Value. For high growth stocks such as NFLX the PEG Ratio is the best measurement since it reflects Price to Value (PE) and Growth (G). I went back to NFLX's Annual Reports from 2003 to 2008. According to my calculations when NFLX sold at $5.24 it was selling around a 4.52 PEG Ratio. This was 67% higher than the stock market's average PEG Ratio of 2.7. After

its sharp decline, its PEG Ratio was 1.16 or less than half of the stock market's average. It was a "Buy" at the $1.35 price; however, I don't know if I would have sold much at the $5.24 price. Judgement on price volatility is the most difficult part of investing, especially for companies that one believes may be great long-term investments. Often, these decisions repeat over time. In NFLX case it had these additional swings:

> August 2007, it had a 40% decline in 9 months.
> November 2011, it suffered a 76% decline in 6 months.
> September 2012, NFLX fell 52% in 6 months.
> June 2022, it had another 72% decline in 7 months.

Remember this is an investment that turned $100 thousand into $25 to $99 million in approximately 21 years.

Now to relate this information to our Matthew 25 Fund's portfolio. I search for these investments that could grow into 10, 50, 100 times or greater on your initial investment. Apple, Berkshire Hathaway, KKR and Mastercard have done this for us in the past, but more importantly we have seven holdings now that I believe have this potential going forward:

> Amazon, Flutter, Eli Lilly, Mercadolibre, NVDIA, Tesla and Taiwan Semiconductor

These all have Total Available Market (TAM) potential, are profitable and are leaders in their fields. Six of the above seven stocks, except for Tesla, have attractive PEG Ratios with high estimated growth rates. Tesla is more expensive than the market's average, but it has the highest and most diverse TAMs. However, I currently keep it as a lower percentage holding due to its valuation.

I would like to add that our portfolio has more Growth and Growth/Value holdings than in the past. This is because the valuations for profitable, growth investments, I believe, are the best that I have seen in my 42 years in the investment business. Thus, I am optimistic about our portfolio's return potential through the remainder of 2025 and for the following few years. My wife and I have the bulk of our assets in yours and our Matthew 25 Fund. Thank you for choosing Matthew 25 Fund as one of your investment choices. It is an honor to work for you and to invest side-by-side with you.

Good fortune,

Mark

Mark Mulholland